August 15, 2025

VIA EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Laura McKenzie
Nicholas Panos

Re:	Aureus Greenway Holdings Inc. (the “Company”)
Schedule 13D filed April 30, 2025, by ChiPing
Cheung and Chrome Fields Asset Management LLC
File No. 005-94973

Ladies and Gentlemen:

We are in receipt of the comment letter dated July 23, 2025 regarding Schedule 13D filed April 30, 2025, by ChiPing Cheung and Chrome Fields Asset Management LLC (the “Reporting Persons”, or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). As requested by the Staff, we have provided responses to the question raised by the Staff. For your convenience, the summarized matter is listed below, followed by our response:

Schedule 13D filed April 30, 2025 General

1.	We note that the date of event reported as requiring the filing of the Schedule 13D was February 10, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 10, 2025, event date, the Schedule 13D submitted on April 30, 2025, was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we recognize that the Schedule 13D was not filed within the prescribed five business days following the acquisition date of beneficial ownership. We will take greater care to ensure that future filings under Schedule 13D, as well as other related filings, are made in a timely manner in accordance with the applicable rules and regulations. An Amendment No.1 to the Schedule 13D was submitted on July 30, 2025.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Sincerely,

/s/ ChiPing Cheung
ChiPing Cheung
Chief Executive Officer